Exhibit 1.01

MGC Diagnostics Corporation

CONFLICT MINERALS REPORT

Reporting Year: 2015

This is the Conflict Minerals Report (“Report”) of MGC Diagnostics Corporation (“MGCD” or the “Company”) for the 2015 calendar year in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (“the 1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 (August 22, 2012) relating to Rule 13p-1 for definitions to terms used in this Report, unless otherwise defined herein.

COMPANY OVERVIEW

MGCD designs, markets and sells non-invasive cardiorespiratory diagnostic products used as solutions for disease detection, integrated care, and wellness across the cardiorespiratory healthcare spectrum. MGCD designs and assembles all major sensor components of its cardiopulmonary diagnostic products (pulmonary function products and gas exchange testing products) including its data acquisition systems, flow measurement sensors, gas sample lines, gas chromatograph, oxygen and other gas analyzers. Generally, MGCD designs sheet metal, electrical components, printed circuit boards and some measurement devices which are then contracted for manufacture from outside vendors. These purchased components are tested, assembled and packaged by Company personnel into fully integrated systems.

On August 1, 2014, MGCD, through its wholly owned subsidiary, MGC Diagnostics Belgium S.P.R.L., completed the acquisition of Medisoft SA (“Medisoft”). Through Medisoft and its subsidiaries in France, Germany and Italy, MGCD sells pulmonary function and gas exchange testing products under the Medisoft brand name and trade name. This Report does not cover, and is not required to cover, the products sold under the Medisoft brand name and trade name based upon Rule 13p-1 and instructions for the preparation of this Report.

REASONABLE COUNTRY OF ORIGIN INQUIRY

In 2015, MGDC determined that its pulmonary function products and gas exchange testing products contained Conflict Minerals that are necessary to the functionality or production of these products (the “covered products”). MGDC contracts to manufacture the covered products using parts obtained from suppliers, either contract manufacturers or original equipment manufacturers.

The covered products contain electrical components, printed circuit board and measurement devices that contain the necessary Conflict Minerals of gold and tantalum. These electrical components, printed circuit board and measurement devices are designed into and incorporate supplier parts obtained by MGCD suppliers, which suppliers may be several levels removed from the actual mining of Conflict Minerals contained therein. In addition, we have learned that certain paints used by our contractors in the covered products include the Conflict Mineral of tin. We understand that our vendor is working to identify the country of origin of this tin, but did not have the country of origin information available at the time of this Report.

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The Company does not manufacture or contract for the manufacture of a variety of the devices which it integrates into systems with its own products and its proprietary software modules or which are sold with its systems. These devices include such items as general-purpose computers, monitors and printers from a variety of sources, cycle ergometers and treadmills, and other branded products from third parties. In each of these cases, purchases of these devices are from standard supplier offerings and not regarded as contracted for manufacture and, as such, are excluded from the scope of MGCD conflict mineral reporting.

MGCD does not make purchases of raw ore or unrefined Conflict Minerals and it makes no purchases in the Democratic Republic of the Congo or any adjoining countries (“covered countries”).

In accordance with Rule 13p-1, MGCD completed a reasonable country of origin inquiry to determine whether the gold, tantalum and tin necessary to the functionality or production of the covered products were sourced from the covered countries or are from recycled or scrap source. MGCD distributed a survey to each of its eighteen suppliers requesting information with respect to whether supply purchased by MGCD included conflict minerals that may have originated in the DRC and potentially be from sources which have supported the conflict in the region. MGCD performed follow-up with certain of the suppliers to obtain responses and clarify the information provided.

Based upon this reasonable country of origin inquiry, the Company did not receive sufficiently detailed or reliable country of origin information relating to the necessary Conflict Minerals contained in the covered products. The Company determined that none of the necessary Conflict Minerals included in the covered products were from recycled or scrap source. Because of the absence of reliable contrary information, MGCD determined that these necessary Conflict Minerals included in the covered products may have originated in the covered countries. Accordingly, MGCD exercised due diligence on the source and chain of custody of its necessary Conflict Minerals in the covered products, as discussed below.

DUE DILIGENCE

MGCD designed its own framework for conducting due diligence relating to Conflict Minerals. MGCD’s due diligence process includes:

•	Reviewing bills of materials for its products and making inquiries to determine which Conflict Minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by MGCD worldwide,
•	Instituting a process to require country of origin information and results of current and prospective vendor compliance process with Conflict Minerals procedures and reporting, when Conflict Minerals are suspected of being present,
•	Conducting supplier surveys (as described above for MGCD’s reasonable country of origin inquiry) of each of its suppliers of purchased components which include Conflict Minerals, and
•	Reviewing and compiling the responses to its surveys and following up with suppliers to obtain more detailed information as necessary.

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MGCD received some form of response from all suppliers surveyed. All suppliers indicated that, to the best of their knowledge based upon their processes and their upstream supplier inquiries, Conflict Minerals in materials and components sold to MGCD did not originate from the covered countries. However, none of these suppliers provided sufficiently detailed or reliable country of origin information. In particular, the Company was unable to determine through the survey responses the country of origin of facilities used to process the necessary Conflict Minerals in these materials and components supplied to MGCD or to determine the mine or location of origin with any specificity.

Because MGCD is unable to determine that the covered products qualify as DRC conflict free, it has determined that the covered products are DRC conflict undeterminable.

RISK MITIGATION IMPROVEMENT PROGRAM

MGCD will continue to take steps in the reporting year 2016 to mitigate the risk that MGCD Conflict Minerals benefit or finance armed groups as follows:

1.	Implement the due diligence framework set forth in the Organisation for Economic Co-operation and Development’ s (the “ OECD” ) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (collectively, the “ OECD Guidance”);

2.	MGCD is currently working on a formal policy related to Conflict Minerals which it intends to adopt in the coming months. MGCD will update procurement policies in line with such policy, which will be communicated to customers, suppliers and investors;

3.	MGCD is continuing to enhance its supplier engagement efforts, including working with suppliers who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2016, and, for those suppliers for which it is unable to determine the country of origin of necessary Conflict Minerals in the covered products, MGCD will consider reviewing its business relationships with these suppliers as a mitigation plan, which mitigation may include identifying an alternate supply; and

4.	MGCD will continue to refine its supplier inquiries and work with suppliers to assemble a more complete understanding of the country of origin information of materials included in its purchased components and consider the potential of using the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template for these inquiries.

DISCLOSURE

MGC Diagnostics Corporation’s disclosure is publicly available at www.mgcdiagnostics.com under “About” in “Social Responsibility – Conflict Minerals.”

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